Exhibit 99.1

Lithium Americas Expands Resource at Thacker Pass and Increases Phase 1 Capacity to Target 40,000 tpa Lithium Carbonate

October 7, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to provide a project update for the Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass” or the “Project”) including an increase in the Mineral Resource estimate to 13.7 million tonnes (“Mt”) of lithium carbonate equivalent (“LCE”) grading 2,231 parts per million lithium (“ppm Li”) of Measured and Indicated (“M&I”) and 4.4 Mt of LCE grading 2,112 ppm Li of Inferred Resources.

HIGHLIGHTS

  Expanded M&I Resource estimate to 13.7 Mt LCE at 2,231 ppm Li. The updated Mineral Resource estimate incorporates the Southwest Basin, change in cut-off grade and additional drilling since the 2018 M&I Resource of 6.0 Mt LCE at 2,917 ppm Li.

  Increased Phase 1 capacity of ongoing Feasibility Study to target 40,000 tpa lithium carbonate.
  Initial Phase 1 targeted capacity increased from 30,000-35,000 tpa to reflect the optimized mine plan and leaching efficiencies with the proposed 3,000 tpd sulfuric acid plant unchanged.

  Incorporating Phase 2 to target additional 40,000 tpa capacity. Feasibility Study is being designed to incorporate a potential Phase 2 expansion scenario to target total capacity of 80,000 tpa to meet potential partner and customer demand. The Company expects to provide an update on timing of the Feasibility Study by early 2022 to align with the strategic partnership process and ongoing engineering work.

  Permitting process on track with final decision expected in Q1 2022. All key State permits are expected to be released for public comment in Q4 2021. At the Federal level, a court hearing on the appeal of the Record of Decision is expected to take place in February 2022, with the ruling to follow shortly thereafter.

  Early-works construction expected to commence in H1 2022. Early-works includes roads, site preparation, water line and additional infrastructure to condense and de-risk the overall construction schedule.

  Discussions continue with potential strategic partners and customers. The Company has retained Greenhill & Co. to act as financial advisor for the Thacker Pass strategic partnership process.

  Developing integrated pilot plant to support increased scale. Working on an integrated pilot plant, expected to be operational in H1 2022, to support ongoing optimization work, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers.

  Designed to minimize environmental footprint. Thacker Pass is being designed to incorporate carbon- free power as its primary energy source, state-of-the-art air emissions control technologies, a zero-water discharge process, water recycling technologies to reduce water consumption and adopt active reclamation to maintain low footprint. Environmental impact analysis is underway by Golder Associates to align with the proposed Feasibility Study design.

“As the US electric vehicle supply chain continues to grow, we remain committed to developing Thacker Pass with all of our stakeholders’ interests in mind,” said Jonathan Evans, President & CEO. “This includes ensuring we move the right project forward to align Thacker Pass with the growing needs of our potential customers and strategic partners.” “The world needs more large-scale and environmentally responsible lithium projects to enable the clean energy transition,” added Mr. Evans. “With Thacker Pass moving closer towards construction, in Argentina our team remains focused on bringing the Caucharí-Olaroz lithium brine project online in the next twelve months as the largest new lithium carbonate operation in over 20 years.”

Updated Mineral Resource Estimate

The Mineral Resource estimate has been updated from the 2018 model to include new drilling within the Plan of Operations and the South Exploration Area (Figure 1).

Figure 1: Thacker Pass Location and Mineral Resource Model Compared to the Boundary of 2018 Resource Model

Montana Mountains
Plan of Operations Boundary
N
Permitted
Pit
North
Exploration Area
2018 Resource
Southwest
Basin
South Exploration Area
McDermitt Caldera
Approximate Margin
Thacker Pass Mineral Resource Update
Measured and Indicated Resource
Inferred Resource
Double H Mountains
2 km

Table 1 shows the changes compared to the April 5, 2018 Mineral Resource estimate.

Table 1: Updated Mineral Resource Estimate

Category	Effective date of October 7, 2021	Effective date of April 5, 2018
	1,334 ppm Li cut-off grade	2,000 ppm Li cut-off grade
Measured	654.2 Mt	242.2 Mt
	2,356 Average Li (ppm)	2,948 Average Li (ppm)
	8.2 Mt LCE	3.8 Mt LCE
Indicated	499.4 Mt	143.1 Mt
	2,067 Average Li (ppm)	2,864 Average Li (ppm)
	5.5 Mt LCE	2.2 Mt LCE
Total Measured and	1,153.6 Mt	385.3 Mt
Indicated	2,231 Average Li (ppm)	2,917 Average Li (ppm)
	13.7 Mt LCE	6.0 Mt LCE
Inferred	391.6 Mt	147.4 Mt
	2,112 Average Li (ppm)	2,932 Average Li (ppm)
	4.4 Mt LCE	2.3 Mt LCE
NOTES for the October 7, 2021 Resource:
1.

The Qualified Person who supervised the preparation of and approved disclosure for the estimate is Randal Burns, B.Sc.Geology and SME, VP Exploration at Lithium Nevada Corp., a wholly owned subsidiary of Lithium Americas.

2.

Mineral Resources are reported using an economic break-even calculation formula: “Operating Cost per Resource Tonne”/“Price per Recovered Tonne Lithium” * 10^6 = ppm Li Cut-off. “Operating Cost per Resource Tonne” = US$58.58, “Price per Recovered Tonne Lithium” is calculated: (“LCE Price” * 5.32 * (1 - “Royalties”) * “Recovery”. Variables are “LCE Price” = US$12,000/tonne Li2CO3, “Royalties” = 1.75% and “Recovery” = 70%.

3.	A resource economical pit shell has been derived from performing a pit optimization calculation using Vulcan software.
4.	The conversion factor for lithium metal (100%) to LCE is 5.323.
5.	Applied density is 1.79 tonnes/m3.
6.

Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m x 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral Resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m x 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least one drill hole and three to six samples within a search radius of 722 m x 722 m in the horizontal plane and 5 m in the vertical plane.

7.	Rounding errors may exist.

The bulk of the increase in the Mineral Resource tonnage is primarily due to (1) change in cut-off grade to maximize and optimize the available lithium for processing, a decision driven by market demands and supported by changes made to the process flowsheet, as well as to comply with updated Canadian Institute of Mining and Metallurgy (“CIM”) (2019) best practice guidelines to use a break-even cut-off grade and show mineability with economic pit optimization evaluation; (2) an increase in the number of drill holes from 276 to 366; and (3) a larger area covered by the new drill holes.

To illustrate sensitivity to cut-off grade, using the same cut-off of 2,000 ppm Li as the April 5, 2018 Mineral Resource estimate, the comparative Measured and Indicated estimate is 9.0 Mt LCE (average 2,749 ppm Li) with Inferred at 2.6 Mt LCE (average 2,703 ppm Li).

Lithium Americas affirms that the updated Mineral Resource estimate does not constitute a material change and does not affect the integrity of the Resources and Reserves used in the preliminary feasibility study for Thacker Pass, “Technical Report on the Pre-Feasibility Study for the Thacker Pass Project, Humboldt County, Nevada, USA dated effective date August 1, 2018 (the “PFS”).

Partnership Process and Feasibility Study

Partnership Process

The Company expects to provide an update on timing of the Feasibility Study by early 2022, to align with the strategic partnership process and ongoing engineering work.

Lithium Americas has retained Greenhill & Co. to act as financial advisor for the Thacker Pass strategic partnership process.

Feasibility Study for Phases 1 and 2

Lithium Americas continues to advance the ongoing Feasibility Study targeting an increased initial production capacity to 40,000 tonnes per annum (“tpa”) of lithium carbonate (“Phase 1”) from 30,000-35,000 tpa, previously. The increased target capacity reflects optimizations to the mine plan and leaching efficiencies, maintaining the same proposed 3,000 tonnes per day (“tpd”) sulfuric acid plant and water usage. The Company is continuing to optimize engineering to complete the capital cost estimate and incorporate the impact of inflationary pressure, permit requirements and an increase in processing equipment.

In addition, the Company plans to include an expansion scenario to target total capacity of 80,000 tpa of lithium carbonate. The addition of a 40,000 tpa expansion (“Phase 2”), is designed to demonstrate Thacker Pass’ ability to scale production and align with potential customers’ and partners’ longer-term demands. The Phase 2 expansion scenario would entail additional time required to amend and meet permitting requirements beyond Phase 1.

To meet potential customer and partner needs, the Company continues to also advance engineering to consider an option for a 20,000 tpa lithium hydroxide chemical conversion plant.

Process Engineering and Design

Mine Plan and Processing Optimization

Over the past year, Lithium Americas has grown the engineering and technical team and continues to further optimize the mine plan and process. Optimization work is focused on maximizing lithium carbonate production in Phase 1 without increasing the size of the proposed 3,000 tpd sulfuric acid plant or water usage. Improvements include a mine plan focused on the illite clay and processing technologies to increase yield. When compared to smectite clay, illite clay displays higher leaching efficiencies and generally has higher lithium concentrations, as well as contains fewer impurities such as magnesium and calcium. Process changes completed include ore beneficiation, magnesium sulfate crystallization and improvements to the lithium carbonate circuit.

The Company is targeting total Phase 2 production capacity of 80,000 tpa within the same mining footprint as the permitted pit boundary. The team is advancing the mine engineering and combining the Phase 1 optimization and process improvements to achieve this increased production level.

Lithium Technical Development Center Collaboration with UNR

Working in collaboration with University of Nevada, Reno (“UNR”), the existing process testing facility will be relocated to a new facility in Reno and expanded to run the full Thacker Pass flowsheet to produce lithium carbonate samples. This Lithium Technical Development Center will also perform tests on other lithium deposits such as spodumene and brine. The integrated pilot plant is expected to be in operation in the first half of 2022 to support ongoing optimization work, confirm certain assumptions in the design and operational parameters and provide product samples for potential customers.

Regulatory and Permitting

Federal Permits

The Record of Decision (“ROD”) was received in January 2021 from the Bureau of Land Management (“BLM”). In February 2021, claims were filed against the BLM to appeal the issuance of the ROD. Injunction requests over the Company’s plan to begin pre-construction work were denied in Q3 2021. A court hearing on the appeal is expected to take place in February 2022, with the ruling to follow shortly thereafter.

State Permits

Three key state-level permits are expected to be published in draft form by the Nevada Department of Environmental Protection (“NDEP”) for public comment in Q4 2021: (1) Water Pollution Control Permit, (2) Mine Reclamation Permit and (3) Class II Air Permit. The Company expects to have final versions of these permits in December 2021.

The Company expects that early-works on the water line could begin as early as February 2022, once permits are received. Other early-works are expected to begin in H1 2022, including roads, site preparation and additional infrastructure, to condense and de-risk overall construction schedule.

Water Rights

A decision on the Company’s water rights transfer application by the state engineer to transfer the Company’s existing water rights, which is expected to provide sufficient water for all of Phase 1, is anticipated by Q1 2022.

Environmental and Social Responsibility

Fort McDermitt Paiute and Shoshone Tribe Benefits Agreement

The Company has presented a benefits agreement to the Fort McDermitt Paiute and Shoshone Tribe. Respecting the rights, culture, aspirations and interests of the local communities directly affected by the development and operation of Thacker Pass and working collaboratively towards mutually beneficial relationships remains a key priority for the Company.

Community Engagement

Through engagement with the community, the Company continues to enthusiastically participate in the Negotiating Work Group (‘Work Group”) along with selected members of the Thacker Pass Concerned Citizens Group (“TPCCG”). The purpose of the Work Group is to develop agreements supported by scientific data and community buy-in to guide the construction and operations of Thacker Pass. The Work Group focuses its discussions on identifying solutions that protect the safety and well-being of community members. The Work Group continues to meet every two weeks, and the Company is committed to quickly resolving community issues and building healthy relations for years to come.

Carbon Footprint and Water Impact Analysis

The Company has engaged Golder Associates to determine the estimated operational carbon footprint and water impact of the operations of both Thacker Pass and Caucharí-Olaroz. Thacker Pass is designed to minimize environmental impact by approximately 45 MW of carbon-free power from the 3,000 tpd sulfuric acid plant as a primary power source, designing the project to avoid sensitive habitat, minimizing water consumption and air emissions through state-of-the-art technologies, as well as maximizing production levels within the same footprint as previously considered.

Socioeconomic and Environmental Study with UNR

Lithium Americas has a long-standing relationship with UNR, originally partnering with UNR’s Department of Agriculture, Veterinary and Rangeland Sciences to establish the Great Basin Sagebrush Restoration Fund in 2017. The Company has recently formalized a relationship with the Department of Mining and Metallurgical Engineering at UNR’s Mackay School of Earth Sciences and Engineering to assess the socioeconomic and environmental footprint for Thacker Pass. Professor Ehsan Bahidi, Ph.D. will run the two-year program, which will include development of a life cycle inventory database, quantifying the environmental performance of lithium production from claystone ore and analysis of socioeconomic impacts from activity at Thacker Pass with other lithium production facilities around the world.

Mineral Resource Estimate Methodology

A block model was created by mining contractor Sawtooth Mining, LLC, a subsidiary of NACCO Industries, Inc. (NYSE: NC), and part of the NACCO Natural Resources family, using Maptek’s Vulcan 3D subsurface geologic modeling software. A regular block model with a block size of 25 m by 25 m by 1 m was generated. A Vulcan ISIS database was designed and populated with native geologic data from Excel datasheets containing borehole assays, collars, lithological and survey data which were exported from the Company’s Hexagon Mining Drillhole Manager (Torque) database. A composited database was then created from this native ISIS database. A compositing run length of 1 m was chosen based upon mining assumptions of potential waste removal. This composited database used existing geocodes from the Torque database to isolate the compositing of grades to each correlated geologic lithology. Lithium grades were interpolated for clay/ash lithologies in the block model through ordinary kriging modeling method from a 1 m composited quality database.

Fault traces were connected to generate seven faulted block zones. These faulted block zones were used to limit the lithium grade estimation to the blocks and drill holes existing within each representative faulted block zone. Lithium grades have been estimated throughout the block model using the composited assay database with the declustered weights through ordinary kriging (OK) modeling method. Only clay/ash ore material was estimated for lithium grade and each domain was estimated independently.

In accordance with CIM Definition Standards along with Mineral Resource and Mineral Reserve Estimation Best Practice Guidelines (2019) a resource economical pit shell has been derived from performing a pit optimization calculation using Vulcan Software. The pit optimization utilized the appropriate cost inputs and the lithium cut-off grade of 1,334 ppm to determine the economic resource pit shell for the final resource estimation from the block model.

Quality Assurance and Quality Control

The data collection and analysis procedures employed to develop the information presented in this news release use industry-standard quality techniques and procedures.

Sampling procedure and assaying methods were as follows:

  Drilled core was brought from the field to the Company’s core shed located in Orovada, Nevada. The boxes of core were logged, photographed, cut and sampled by Company employees and consultants. The geologist determined the length of the assay samples by lithology and averaged 1.60 m. The core was cut in half with diamond blade saws, using fresh water and half bagged for sampling. For duplicate samples, one half of the core is cut in half again and the two halves are bagged and sampled separately to test sampling and assay precision. Each sample was assigned a unique identification number to ensure security and anonymity. Randomly inserted in the sample stream were QA/QC samples, which represent 10.1% of the total assays. The QA/QC samples include blanks to test for contamination, high and low-grade lithium standards to test for accuracy and duplicates to test for precision.

  Drilled core samples were collected from the core shed by ALS Ltd. (“ALS”), an independent analytical testing services provider, and transported to their lab in Reno, Nevada. At ALS, the samples were dried at a maximum temperature of 60 degrees Celsius and the entire sample was then crushed with a jaw crusher to 90% passing a ten-mesh screen. Nominal 250 gram splits were taken for each sample using a rifle splitter. This split is pulverized using a ring mill to 90% passing a 150-mesh screen.

  ALS’ analysis included four-acid digestion and inductively coupled atomic emission plasma spectroscopy to ensure that elevated metal concentrations were not present, which would interfere with inductively coupled plasma mass spectroscopy analyses.

QA/QC protocols included:

  High, low and blank standards were inserted in random sampling intervals. These samples were also assigned a blinded sample identification number.

  Duplicate samples were taken approximately every 30.48 meters. Each was assigned a blinded identification number.

QA/QC statistical evaluations and results:

  2017-2018 LNC Drilling

    Eight low grade samples out of 139 assays fell outside the certified two standard deviation. All eight were within 70 ppm of falling within the two standard deviation criteria. Seven high-grade samples out of 140 assays fell outside the certified two standard deviation. All were biased low by as much as 135 ppm.

    All blank standards reported less than 100 ppm Lithium.

    All assay standards showed minimal bias drift with time.

    365 duplicate ¼ core samples, 730 assays, returned a R2 correlation value of 0.9901.

      One sample pair was withdrawn.

  2010-2011 WLC Drilling

    Twelve low grade samples out of 305 assays fell outside the certified two standard deviation. Eight were within 90 ppm of falling within the two standard deviation criteria, three samples were withdrawn as likely HG mis-sampling and one withdrawn as a bad assay. Fifteen high-grade samples out of 303 assays fell outside the certified two standard deviation. Four samples are withdrawn as likely LG mis-sampling and the remaining within 170 ppm of falling within the two standard deviation criteria.

    Seventeen blank standards out of 308 samples exceeded the 100 ppm Lithium threshold. The max exceedance was by 156 ppm.

    All assay standards showed minimal bias drift with time.

    247 duplicate ¼ core samples, 494 assays, returned a R2 correlation value of 0.9732.

National Instrument 43-101 Disclosure

The scientific and technical information disclosed in this news release relating to the Resource Estimate has been prepared and approved by Randal Burns, B.Sc., SME, VP Exploration at Lithium Nevada Corp., a wholly owned subsidiary of Lithium Americas, a “Qualified Person" as defined by National Instrument 43-101 ("NI 43-101").

Mr. Burns has verified the data disclosed in this news release and no limitations were imposed on the verification process. In the course of data verification, and for purposes of QA/QC, Mr. Burns, among other things, reviewed or developed the following types of information for the deposit:

  Geologic maps and cross sections

  Block model methods, parameters, tabulations, and model results

  Estimated mining and process costs

  Resource determination procedures and results to assure reasonable expectation of economic extraction

  Sampling procedure and assaying methods

  QA/QC protocols and results, including:

    Analysis of inserted standards

    Analysis of inserted blanks

    Confirmation of assays from a check lab

    Reverse Circulation versus Diamond Drilling

    ¼ core sampling and assay versus ½ core sampling and assay

    Spot checks of the data base against original certificates of assay

    Statistical evaluations and studies

    Checked reliability of historic information and established protocol for acceptance or rejection of legacy data

Unless otherwise indicated, Lithium Americas has prepared the technical information in this news release (“Technical Information”) based on information contained in the technical reports, news releases and MD&A’s (collectively the “Disclosure Documents”) available under the company’s SEDAR profile at www.sedar.com. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents. Readers are advised that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Company does not view the change in Mineral Resources as material until the Mineral Resources are included in an updated mine plan. Lithium Americas affirms that the updated Mineral Resource estimate does not constitute a material change and does not affect the integrity of the Resources and Reserves used in the PFS.

The Technical Information in this news release has been reviewed and approved by Rene LeBlanc, PhD, SME, Chief Technical Officer of Lithium Americas, a Qualified Person as defined by NI 43-101.

Other than as described in the Company’s Disclosure Documents, there are no known legal, political, environmental or other risks that could materially affect the potential development of the Mineral Resources at this point of time.

About Lithium Americas

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Humboldt County, Nevada, United States. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Forward-looking statements in this news release are made as of the date of this news release. Examples of forward-looking statements herein include, among other things, statements related to: the estimated amount and grade of Mineral Resources for the Thacker Pass project (the “Project”); timing, results and completion of a feasibility study and to make a construction decision for the Project, including an expected increase to total production capacity; estimates of future production, including ore processed and metal recovered; results of the engineering optimization and design work underway to advance the feasibility study; expected outcomes and timings of permit applications, environmental studies and surveys, and other environmental matters; the Company receiving and maintaining permits as anticipated; expected timing and outcome of litigation concerning the Project; timing and extent of early-works construction for the Project; the potential for Project partnership and financing scenarios, including potential government loan applications; expected timing and start-up of an integrated pilot plant; that the Project design, technologies utilized and environmental impacts will be as anticipated; the support of local communities and tribes for the Project; market demand for the Company’s products and future product offerings to satisfy such demand; commencement of production at the Caucharí-Olaroz project, which is held and operated through an entity in Argentina under a co-ownership arrangement with third parties; and successful operation of the Caucharí-Olaroz project under the co-ownership structure.

Forward-looking information is based upon a number of risks, factors and assumptions that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These risks, factors and assumptions include, among others: consistencies of mineralization and ore grades; mine plan design and costing, including processing and mining costs; the rate of recovery of lithium from the ore as a result of leach extraction and processing methods, and changes to such recovery rate when scaled; changes to project parameters as plans continue to be refined; current technological trends; impacts of inflation and additional process equipment on cost estimation and Project CAPEX; changes to the Company’s current and future business plans and the strategic alternatives available to the Company; the ability of the Company to fund, advance and develop its projects; completion of optimization work and a feasibility study for the Project that is economic; receipt and maintenance of permits and other regulatory approvals on terms acceptable to the Company; successful outcome of litigation involving the Project; personnel, machinery and equipment being secured within estimated timelines and at estimated prices; risks related to Project infrastructure; demand, supply and pricing for lithium; currency exchange rates; stock market conditions generally; a cordial business relationship among the Company and its partners; positive outcomes from consultations with local communities and tribes; and the impact of taxation laws and general economic and political conditions in the U.S. and other jurisdictions where the Company conducts business.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to the Company and its properties, are set out in the Company’s management discussion and analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com.

All estimates of Mineral Resources included in this news release have been prepared in accordance with NI 43-101 and the CIM Definition Standards on Mineral Resources, which differ in certain material respects from the mineral property disclosure requirements of the U.S. Securities and Exchange Commission applicable to domestic United States reporting companies that became effective on February 25, 2019. Accordingly, the estimates reported by the Company may not be comparable with information reported by U.S. domestic reporting companies.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to update or revise the forward-looking information contained in this news release, except as required by applicable law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.

APPENDIX – MINERAL RESOURCE ESTIMATE AND DRILLING

Table 2: Mineral Resource Estimate as of October 7, 2021

Category	Tonnage (000’s t)	Average Lithium (ppm)	LCE Quantity (000’s t)
Measured	654,192	2,356	8,204
Indicated	499,436	2,067	5,495
Total Measured and Indicated	1,153,628	2,231	13,699
Inferred	391,577	2,112	4,401
Notes:
1.	The Qualified Person for the estimates is Randal Burns, B.Sc., SME, VP Exploration at Lithium Nevada Corp., a wholly owned subsidiary of Lithium Americas Corp.
2.	Mineral Resources presented at a 1,334 ppm Li cut-off grade.
3.

Mineral Resources are reported using an economic break-even calculation formula: “Operating Cost per Resource Tonne”/“Price per Recovered Tonne Lithium” * 10^6 = Li ppm Cut-off. “Operating Cost per Resource Tonne” = US$58.58, “Price per Recovered Tonne Lithium” is calculated (“LCE Price” * 5.32 * (1 - “Royalties”) * “Recovery”. Variables are “LCE Price” = US$12,000/tonne Li2CO3, “Royalties” = 1.75% and “Recovery” = 70%.

4.	A resource economical pit shell has been derived from performing a pit optimization calculation using Vulcan software.
5.	The conversion factor for lithium metal (100%) to LCE is 5.323.
6.	Applied density is 1.79 tonnes/m3.
7.

Measured Mineral Resources are in blocks estimated using at least six drill holes and eighteen samples within a 262 m x 262 m search radius in the horizontal plane and 5 m in the vertical direction; Indicated Mineral resources are in blocks estimated using at least two drill holes and six to eighteen samples within a 483 m x 483 m search radius in the horizontal plane and 5 m in the vertical direction; and Inferred Mineral Resources are blocks estimated with at least one drill hole and three to six samples within a search radius of 722 m x 722 m in the horizontal plane and 5 m in the vertical plane.

8.	Rounding errors may exist.

Figure 2b – Drill Hole Location Map

Permitted Pit Outline
N
1 km

Table 3 – All Thacker Pass Drilling Used in Mineral Resource Estimate with an Effective Date of October 7, 2021

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
LNC-001	186.5	13.3	75.3	3,028	6,100	410,649	4,616,569
LNC-002	61.0	0.0	61.0	178	273	410,602	4,616,216
LNC-003	97.4	33.6	0.3	2,480	2,480	410,644	4,615,963
LNC-004	46.4	15.8	1.6	1,450	1,450	410,610	4,615,822
LNC-005	61.0	0.0	61.0	178	990	410,238	4,615,484
LNC-006	61.0	0.0	61.0	153	379	412,393	4,615,216
LNC-007	83.1	0.0	83.1	118	411	413,679	4,616,174
LNC-008	76.2	46.0	0.5	1,470	1,470	413,131	4,615,502
LNC-009	231.7	96.2	52.8	2,302	4,050	417,579	4,616,784
LNC-010	212.5	149.4	23.0	1,898	2,550	418,256	4,617,540
LNC-011	71.8	6.1	34.1	2,392	3,950	409,813	4,616,848
LNC-012	54.1	0.0	54.1	94	690	409,213	4,616,006
LNC-013	121.9	35.7	43.2	2,522	6,170	408,685	4,616,478
LNC-014	76.3	62.3	0.8	1,340	1,340	409,098	4,616,247
LNC-015	122.4	3.2	66.2	2,852	6,340	409,693	4,616,623
LNC-016	95.3	13.0	52.1	2,697	5,350	408,450	4,616,716
LNC-017	45.8	4.5	18.3	2,695	5,800	409,021	4,616,800
LNC-018	122.7	3.6	62.4	2,723	5,820	409,854	4,616,969
LNC-019	83.1	3.1	64.2	3,387	6,420	409,924	4,618,708
LNC-020	78.5	10.5	51.2	3,549	6,920	409,746	4,618,748
LNC-021	80.1	6.0	64.1	3,680	7,660	409,600	4,618,773
LNC-022	46.5	37.6	1.6	1,790	1,790	413,414	4,618,162
LNC-023	46.6	22.3	5.6	1,970	2,750	413,427	4,617,142
LNC-024	54.9	15.1	21.4	2,788	4,980	413,414	4,617,422
LNC-025	77.0	34.5	1.9	1,350	1,350	413,770	4,618,532
LNC-026	95.1	20.6	64.4	3,173	5,550	409,915	4,618,894
LNC-027	106.7	6.3	71.0	3,299	5,870	410,106	4,618,841
LNC-028	89.2	0.0	71.7	3,302	7,230	409,748	4,618,887
LNC-029	107.5	13.8	65.9	3,297	5,480	410,274	4,618,851
LNC-030	76.2	8.4	59.5	3,207	6,880	410,639	4,618,095
LNC-031	90.7	11.1	68.2	3,413	7,540	410,940	4,618,181
LNC-032	80.0	11.1	61.6	3,523	7,210	410,950	4,618,112
LNC-033	89.2	9.3	68.5	3,416	7,620	410,937	4,618,057
LNC-034	61.8	4.4	49.5	3,913	8,040	410,942	4,617,995
LNC-035	40.5	2.5	32.5	3,989	7,720	410,880	4,617,999
LNC-036	92.3	3.8	79.5	3,204	7,440	410,883	4,618,052
LNC-037	92.2	15.7	63.3	3,270	6,990	410,884	4,618,111
LNC-038	95.3	13.8	68.7	3,284	6,940	410,877	4,618,181

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
LNC-039	89.2	10.9	71.5	3,255	7,500	410,815	4,618,180
LNC-040	87.7	12.4	69.9	3,594	7,950	410,744	4,618,183
LNC-041	45.7	2.5	36.3	3,729	7,040	410,697	4,618,048
LNC-042	95.3	15.3	73.2	3,357	6,990	410,707	4,618,120
LNC-043	91.0	16.3	69.8	3,289	7,180	410,947	4,618,238
LNC-044	89.3	11.5	68.8	3,593	6,960	410,881	4,618,239
LNC-045	84.6	16.0	63.0	3,519	6,910	410,810	4,618,247
LNC-046	66.5	17.4	46.3	3,394	7,320	410,744	4,618,246
LNC-047	88.7	14.5	62.9	3,567	7,390	410,699	4,618,242
LNC-048	92.3	16.7	63.5	3,488	6,900	410,694	4,618,187
LNC-057	92.3	14.2	72.2	3,329	7,370	410,836	4,618,363
LNC-058	95.1	16.0	66.5	3,207	7,950	410,829	4,618,118
LNC-059	113.7	6.1	77.3	3,173	6,170	410,908	4,618,483
LNC-060	95.3	0.0	73.6	3,134	6,620	410,829	4,618,058
LNC-061	112.1	9.9	69.5	3,093	5,670	410,844	4,618,485
LNC-062	97.0	14.9	75.6	3,146	6,700	410,767	4,618,116
LNC-063	90.8	22.2	65.8	3,314	6,450	410,852	4,618,420
LNC-064	54.2	0.0	47.2	3,298	6,760	410,768	4,618,054
LNC-065	96.9	23.4	64.7	3,410	6,460	410,784	4,618,424
LNC-066	87.7	13.1	65.5	3,605	6,640	410,949	4,618,301
LNC-067	58.8	11.8	35.2	3,718	6,770	409,785	4,618,511
LNC-068	92.3	13.3	70.2	3,397	6,740	410,889	4,618,298
LNC-069	54.2	11.8	30.0	4,123	8,440	409,857	4,618,486
LNC-070	84.7	14.6	62.4	3,373	7,160	410,894	4,618,363
LNC-071	101.4	16.2	68.1	3,610	7,530	410,947	4,618,364
LNC-072	101.4	21.0	56.5	3,326	7,920	410,951	4,618,424
LNC-073	77.1	10.2	40.4	3,633	7,770	409,638	4,618,498
LNC-074	90.8	21.4	54.1	3,525	6,840	410,896	4,618,423
LNC-075	69.4	8.8	45.6	3,922	7,690	409,996	4,618,446
LNC-076	98.3	14.7	68.5	3,461	8,100	410,799	4,618,373
LNC-077	75.5	11.6	52.5	3,728	7,220	410,107	4,618,367
LNC-078	88.0	13.4	66.1	3,467	6,770	410,787	4,618,304
LNC-079	63.6	4.0	43.1	4,228	6,970	409,991	4,618,300
LNC-080	94.4	20.0	65.3	3,604	7,130	410,746	4,618,366
LNC-081	98.7	0.0	98.7	30	60	409,623	4,618,239
LNC-082	90.7	16.0	68.4	3,494	7,430	410,745	4,618,305
LNC-083	37.7	0.0	20.9	3,768	5,180	411,131	4,617,984
LNC-084	67.8	6.8	45.8	3,687	7,540	411,769	4,618,190
LNC-085	113.6	4.7	80.4	3,069	6,220	410,964	4,618,484
LNC-087	113.5	21.8	67.2	3,043	5,640	410,104	4,618,990
LNC-088	108.9	8.1	66.3	2,888	5,560	409,916	4,619,034

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
LNC-089	99.1	32.6	64.0	2,970	5,450	409,753	4,619,030
LNC-090	75.9	14.5	54.1	3,043	4,880	409,593	4,619,055
LNC-091	85.7	16.3	57.9	3,402	6,990	409,595	4,618,935
LNC-092	152.1	8.4	25.7	4,391	7,140	409,600	4,618,657
LNC-093	106.0	0.0	24.9	4,833	7,550	409,440	4,618,920
LNC-094	85.8	0.0	60.4	3,520	6,380	409,442	4,619,010
LNC-095	79.0	0.0	79.0	58	93	409,366	4,618,811
LNC-096	73.3	2.4	23.3	4,725	6,670	409,255	4,618,779
LNC-097	111.4	0.0	16.6	4,457	6,100	409,254	4,618,913
LNC-098	125.0	0.0	37.6	3,572	6,130	409,258	4,619,051
LNC-099	64.6	9.4	50.5	3,574	7,870	409,246	4,618,634
LNC-100	43.9	3.7	13.4	3,189	6,250	409,410	4,618,524
LNC-101	61.0	0.0	41.3	4,028	6,400	409,438	4,618,618
LNC-102	47.2	2.3	10.6	5,664	7,110	409,447	4,618,763
LNC-103	182.9	1.2	181.7	27	84	409,621	4,618,238
LNC-104	152.6	4.4	66.7	2,777	5,870	409,621	4,617,689
LNC-105	81.9	16.5	20.9	2,276	4,130	408,951	4,617,146
LNC-106	87.8	0.0	22.9	2,955	4,940	409,354	4,617,059
LNC-107	56.0	1.8	23.1	2,347	4,440	409,273	4,616,710
LNC-108	20.9	0.0	20.9	200	1,070	408,652	4,616,906
LNC-109	152.9	12.5	63.1	2,555	5,050	408,684	4,616,627
LNC-110	36.5	2.7	33.7	397	1,070	409,702	4,616,127
LNC-111	167.6	84.2	21.1	2,059	3,080	409,215	4,616,000
LNC-112	89.6	3.3	3.3	1,487	1,540	409,404	4,616,312
LNC-113	128.9	39.4	60.6	2,554	5,360	408,438	4,616,537
LNC-114	178.5	114.9	27.0	2,390	3,490	409,700	4,616,131
LNC-115	167.1	132.4	7.6	1,658	1,900	416,598	4,618,476
LNC-116	158.5	0.0	21.5	2,909	5,290	409,012	4,617,749
LNC-117	117.9	0.0	66.4	2,816	6,170	409,512	4,616,583
LNC-118	155.5	8.3	79.1	2,847	5,630	409,898	4,616,825
LNC-119	116.3	0.0	116.3	35	133	408,386	4,617,489
LNC-120	155.9	50.8	47.6	2,499	5,370	409,125	4,616,551
LNC-121	185.9	106.3	23.5	2,386	3,270	415,215	4,619,638
LNC-122	112.8	14.2	50.2	2,769	4,480	408,183	4,616,581
LNC-123	182.9	32.3	68.4	3,040	5,430	413,759	4,618,783
LNC-124	61.6	2.9	16.7	2,108	4,180	408,157	4,616,747
LNC-125	113.4	29.3	55.6	2,476	4,860	414,280	4,618,993
LNC-126	193.6	11.4	88.9	2,614	5,230	410,275	4,616,421
LNC-127	38.3	0.0	38.3	136	710	412,105	4,618,859
LNC-128	218.9	94.5	60.1	2,884	5,430	410,604	4,616,218
LNC-130	171.4	9.7	79.3	2,691	5,120	410,070	4,616,675

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
LNC-131	88.8	14.1	53.2	2,867	4,070	411,572	4,618,921
LNC-132	101.1	0.0	101.1	145	296	414,525	4,617,324
LNC-133	93.2	21.3	52.1	2,986	6,660	410,706	4,618,942
LNC-134	213.8	78.9	75.8	3,280	6,810	414,516	4,617,666
LNC-135	111.4	7.6	71.3	2,877	4,720	411,013	4,618,878
LNC-136	189.7	137.2	39.2	2,588	3,810	414,131	4,617,284
LNC-137	72.8	6.7	54.0	2,819	4,620	411,249	4,619,054
LNC-138	91.4	0.0	91.4	190	401	414,133	4,617,616
LNC-139	76.5	9.9	56.6	2,851	5,220	411,215	4,618,908
LNC-140	84.2	28.0	4.9	2,179	2,510	413,766	4,617,207
LNC-141	105.0	8.8	70.1	3,165	5,730	411,301	4,618,718
LNC-142	77.2	9.1	1.8	1,760	1,760	413,766	4,617,996
LNC-143	77.5	17.3	6.3	1,764	2,380	414,548	4,618,065
LNC-144	91.4	15.8	5.5	2,511	2,730	413,783	4,617,557
WLC-001	125.0	6.1	41.1	2,896	4,700	410,991	4,617,491
WLC-002	96.9	7.6	13.7	2,966	4,200	410,419	4,617,935
WLC-003	185.3	4.6	77.7	2,914	7,100	412,247	4,617,934
WLC-004	139.3	67.1	12.2	2,886	4,800	411,939	4,618,140
WLC-005	182.9	16.8	80.8	2,664	6,000	412,139	4,617,635
WLC-006	256.8	6.1	65.5	2,734	5,950	411,845	4,617,637
WLC-007	188.1	6.1	59.4	2,274	4,428	411,535	4,617,635
WLC-008	133.2	0.0	21.3	2,094	3,310	410,641	4,617,930
WLC-009	96.6	6.1	3.0	2,291	2,719	410,938	4,617,933
WLC-010	104.2	7.6	9.1	2,134	3,094	411,242	4,617,936
WLC-011	100.3	51.8	24.4	1,981	3,500	411,234	4,617,630
WLC-012	171.7	7.6	70.1	3,024	6,800	411,540	4,617,930
WLC-013	126.9	7.6	62.5	2,919	6,500	411,835	4,617,934
WLC-014	182.0	6.1	62.5	2,516	5,500	411,236	4,617,338
WLC-015	139.4	6.1	30.3	2,346	4,300	410,946	4,617,640
WLC-016	83.5	3.1	16.8	2,559	5,685	410,637	4,617,637
WLC-017	274.9	63.7	70.4	2,496	4,577	410,831	4,617,134
WLC-018	157.6	20.1	40.2	2,444	4,198	410,933	4,617,345
WLC-019	105.8	15.2	90.5	20	184	410,339	4,617,638
WLC-020	156.5	8.2	62.8	2,571	6,026	412,139	4,617,936
WLC-021	152.4	9.1	53.3	2,493	4,508	412,046	4,617,944
WLC-022	138.7	11.3	53.3	2,784	5,890	411,991	4,617,946
WLC-023	130.2	11.3	65.8	2,750	5,500	411,890	4,618,034
WLC-024	182.0	46.9	20.6	2,283	3,600	411,927	4,617,989
WLC-025	159.1	6.7	68.5	2,757	6,800	411,896	4,617,941
WLC-026	146.3	14.6	28.0	3,451	6,400	411,947	4,617,945
WLC-027	115.8	11.3	59.2	2,926	6,230	412,009	4,617,890

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
WLC-028	246.0	14.3	58.2	2,926	6,178	412,026	4,617,839
WLC-029	122.8	12.2	51.8	2,182	4,200	412,047	4,617,790
WLC-030	99.7	13.7	38.1	2,766	6,050	410,996	4,617,445
WLC-031	93.6	5.2	34.1	2,349	3,890	410,993	4,617,564
WLC-032	30.6	4.0	22.3	3,094	5,670	410,993	4,617,567
WLC-033	30.5	4.0	25.3	3,054	5,782	410,988	4,617,446
WLC-034	99.7	4.9	33.5	2,913	5,497	411,043	4,617,631
WLC-035	121.9	4.6	27.7	2,743	5,859	411,142	4,617,639
WLC-036	78.3	3.1	16.8	2,007	3,040	410,490	4,617,938
WLC-037	69.2	3.1	16.8	2,105	3,023	410,569	4,617,939
WLC-040	79.8	9.5	38.8	3,308	6,720	411,772	4,618,186
WLC-041	56.3	9.8	38.6	3,367	6,170	411,541	4,618,122
WLC-042	91.7	5.6	54.8	3,244	6,840	411,424	4,617,786
WLC-043	86.0	4.6	57.8	3,433	7,080	411,684	4,618,053
WLC-044	116.4	8.3	73.3	3,096	6,960	411,690	4,617,802
WLC-045	107.2	4.7	67.8	2,879	6,270	411,882	4,617,800
WLC-046	116.4	0.0	70.2	2,853	6,480	411,368	4,617,543
WLC-047	107.3	6.2	73.6	3,116	7,260	411,671	4,617,536
WLC-048	122.6	15.8	73.3	3,025	6,330	411,827	4,617,478
WLC-049	115.5	9.7	75.2	3,136	5,960	411,979	4,617,539
WLC-050	154.6	36.6	79.6	2,926	6,700	412,037	4,617,357
WLC-051	136.3	36.6	56.0	2,592	5,150	412,294	4,618,115
WLC-052	126.2	17.4	68.0	2,985	7,710	412,109	4,618,123
WLC-053	121.1	24.1	79.5	3,014	6,350	412,478	4,617,805
WLC-054	87.5	9.4	20.4	2,605	4,620	412,427	4,617,977
WLC-055	124.1	23.5	77.6	2,823	6,140	412,311	4,617,718
WLC-056	139.4	35.7	75.7	2,892	6,400	412,289	4,617,535
WLC-057	273.5	11.1	91.4	2,978	7,570	412,820	4,617,622
WLC-058	737.0	7.2	100.6	2,739	5,690	412,229	4,617,131
WLC-059	142.4	7.0	79.5	2,903	7,220	412,460	4,617,617
WLC-060	145.5	22.9	71.6	2,787	7,030	412,461	4,617,437
WLC-061	157.6	8.3	82.6	2,810	6,420	412,286	4,617,360
WLC-062	63.9	8.3	49.2	3,617	7,550	411,389	4,617,985
WLC-063	91.6	3.1	66.3	3,263	6,920	411,358	4,618,181
WLC-064	114.9	13.9	66.7	3,172	6,120	411,334	4,618,372
WLC-065	108.8	20.5	72.3	3,260	6,380	411,183	4,618,104
WLC-066	82.9	3.7	63.2	3,050	5,880	411,198	4,618,286
WLC-067	108.2	14.3	70.9	2,922	6,290	410,748	4,618,141
WLC-068	132.4	28.5	66.1	2,665	5,340	411,195	4,617,490
WLC-069	136.3	26.7	73.1	2,964	6,990	411,506	4,617,450
WLC-070	153.8	2.6	79.5	2,788	6,660	411,692	4,617,352

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
WLC-071	130.2	4.1	74.7	3,074	6,380	411,781	4,618,383
WLC-072	145.4	74.4	46.3	3,112	6,080	411,939	4,618,326
WLC-073	151.4	43.7	59.0	2,865	5,840	412,122	4,618,495
WLC-074	106.1	35.7	2.9	1,765	2,080	412,432	4,618,339
WLC-075	96.0	9.5	64.0	3,015	5,820	411,138	4,618,434
WLC-076	125.6	4.8	70.9	2,914	5,030	410,969	4,618,483
WLC-077	122.6	4.3	73.6	2,941	5,820	411,243	4,618,580
WLC-078	90.1	12.0	68.4	3,112	7,030	411,010	4,618,306
WLC-079	131.7	11.8	72.3	3,051	6,480	411,377	4,618,547
WLC-080	113.5	2.3	69.4	2,923	4,850	411,063	4,618,643
WLC-081	90.0	11.0	59.1	3,350	6,070	410,980	4,618,129
WLC-082	98.1	23.2	61.8	3,322	6,920	410,639	4,618,298
WLC-083	136.3	8.2	80.0	3,005	6,560	410,428	4,618,488
WLC-084	89.1	12.0	59.0	3,073	5,710	410,825	4,618,291
WLC-085	61.2	6.7	47.2	3,498	6,690	410,054	4,618,498
WLC-086	102.7	26.5	62.0	3,291	7,090	410,430	4,618,304
WLC-087	134.1	21.6	71.2	3,134	5,700	410,414	4,618,660
WLC-088	125.1	6.5	76.0	3,077	5,630	410,591	4,618,480
WLC-089	142.4	35.5	67.3	2,850	4,730	410,601	4,618,635
WLC-090	105.8	6.8	69.8	2,956	7,120	410,773	4,618,470
WLC-091	123.7	9.8	69.4	3,026	5,550	410,868	4,618,635
WLC-092	97.5	8.2	74.3	3,020	6,690	410,587	4,618,089
WLC-093	57.0	3.2	20.4	2,732	5,510	411,178	4,617,786
WLC-094	43.3	3.2	21.7	2,469	4,450	410,998	4,617,786
WLC-095	70.0	5.2	54.7	3,672	6,850	411,375	4,617,935
WLC-096	119.5	18.5	77.9	3,024	6,680	411,201	4,618,049
WLC-097	67.7	5.6	49.2	3,114	5,950	411,366	4,618,107
WLC-098	89.0	9.9	65.7	3,178	6,850	411,189	4,618,230
WLC-099	71.8	6.1	49.3	2,808	5,960	411,323	4,618,052
WLC-100	67.7	7.6	46.4	3,454	6,270	411,438	4,618,056
WLC-101	117.9	21.0	76.2	3,118	7,060	411,252	4,618,110
WLC-102	69.2	7.8	53.3	3,127	6,260	411,371	4,617,876
WLC-103	90.5	15.2	63.3	3,436	6,990	411,071	4,618,110
WLC-104	75.3	5.7	53.7	3,185	6,350	411,370	4,617,811
WLC-105	98.2	16.6	66.5	3,392	7,640	411,135	4,618,168
WLC-106	72.8	9.4	55.6	3,235	6,940	411,133	4,618,231
WLC-107	89.0	6.0	64.3	3,377	6,240	411,135	4,618,288
WLC-108	103.2	16.0	68.8	3,291	6,970	411,133	4,618,112
WLC-109	82.9	3.1	66.5	3,274	6,150	411,310	4,618,291
WLC-110	119.5	17.2	71.2	3,164	6,870	411,137	4,618,049
WLC-111	73.8	4.9	57.2	3,219	6,880	411,312	4,618,232

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
WLC-112	57.0	5.6	38.5	3,556	7,420	411,189	4,617,991
WLC-113	77.7	8.7	62.1	3,510	6,780	411,378	4,618,228
WLC-114	60.1	5.3	47.2	3,727	7,030	411,249	4,617,989
WLC-115	85.3	7.4	67.0	3,303	7,710	411,312	4,618,167
WLC-116	101.1	11.4	69.8	3,220	7,230	411,315	4,618,109
WLC-117	61.6	5.3	50.5	3,435	7,240	411,313	4,617,992
WLC-118	40.3	3.8	28.9	3,937	8,690	411,308	4,617,931
WLC-119	27.7	4.1	16.5	2,732	4,400	411,189	4,617,931
WLC-120	25.0	2.5	14.7	3,338	4,940	411,125	4,617,932
WLC-121	22.0	1.7	11.6	3,345	4,600	411,073	4,617,936
WLC-122	34.1	2.0	16.4	2,666	4,730	411,250	4,617,877
WLC-123	58.6	8.2	39.7	3,586	6,370	411,439	4,618,119
WLC-124	57.0	11.3	38.8	3,862	7,380	411,440	4,618,166
WLC-125	46.4	0.3	37.0	3,324	8,540	411,075	4,617,991
WLC-126	58.6	5.4	45.5	3,406	5,370	411,503	4,618,160
WLC-127	49.4	1.5	40.6	3,644	6,970	411,010	4,617,990
WLC-128	61.6	6.7	43.3	3,685	6,150	411,499	4,618,112
WLC-129	90.7	10.6	65.5	3,251	7,250	411,008	4,618,047
WLC-130	61.6	7.8	49.1	3,665	6,670	411,501	4,618,056
WLC-131	99.6	18.4	67.1	3,205	6,590	411,074	4,618,048
WLC-132	69.2	9.4	50.8	3,426	6,110	411,495	4,617,998
WLC-133	69.2	5.6	50.4	3,839	6,390	411,437	4,617,984
WLC-134	76.9	6.2	62.4	3,651	7,200	411,440	4,617,930
WLC-135	81.4	8.2	59.4	3,183	6,800	411,502	4,617,934
WLC-136	38.4	2.3	30.1	3,232	6,720	411,132	4,617,987
WLC-137	90.6	12.0	65.6	3,462	7,080	411,017	4,618,113
WLC-138	64.7	8.5	50.0	3,419	7,400	411,440	4,617,872
WLC-139	99.7	19.9	62.2	3,436	7,670	411,078	4,618,167
WLC-140	92.1	9.7	66.7	3,403	8,850	411,494	4,617,875
WLC-141	72.2	6.7	57.7	3,517	6,820	411,567	4,617,993
WLC-142	92.0	19.3	62.8	3,505	6,710	411,019	4,618,166
WLC-143	67.7	6.9	48.0	3,329	6,200	411,566	4,618,050
WLC-144	96.6	15.8	69.8	3,431	7,390	411,074	4,618,228
WLC-145	88.9	6.5	66.5	3,389	6,240	411,127	4,618,401
WLC-146	93.6	14.6	64.5	3,137	6,580	411,009	4,618,230
WLC-147	87.2	10.5	63.7	3,056	6,540	411,074	4,618,413
WLC-148	89.6	9.8	67.4	3,361	7,230	411,074	4,618,290
WLC-149	88.9	13.1	60.7	3,274	6,350	411,016	4,618,420
WLC-150	78.4	2.8	57.9	3,461	7,150	411,131	4,618,354
WLC-151	92.1	9.3	68.9	3,279	7,780	411,071	4,618,361
WLC-152	55.8	7.8	37.7	3,840	6,970	411,563	4,618,119

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
WLC-153	88.1	9.8	67.8	3,378	6,680	411,009	4,618,362
WLC-154	51.0	10.4	33.8	3,542	6,040	411,619	4,618,108
WLC-155	67.7	5.2	53.9	3,354	6,630	411,622	4,618,058
WLC-156	61.0	4.7	46.4	2,960	6,240	411,690	4,618,112
WLC-157	40.2	3.7	21.5	3,394	6,030	411,319	4,617,869
WLC-158	55.4	5.9	43.7	3,658	6,860	411,564	4,618,155
WLC-159	76.8	7.7	59.2	3,317	5,900	411,749	4,618,048
WLC-160	70.8	9.5	53.4	3,317	7,090	411,761	4,618,109
WLC-161	82.9	6.3	57.2	3,167	7,010	411,814	4,618,050
WLC-162	71.2	9.8	49.8	3,380	7,430	411,813	4,618,105
WLC-163	86.0	9.1	63.6	3,362	6,610	411,746	4,617,928
WLC-164	104.2	9.9	61.4	3,165	7,260	411,875	4,617,990
WLC-165	70.7	5.5	61.1	3,224	7,390	411,748	4,617,868
WLC-166	89.0	9.4	58.5	3,164	6,360	411,811	4,617,999
WLC-167	104.3	8.1	73.9	3,296	8,360	411,748	4,617,802
WLC-168	87.5	4.6	64.7	3,139	6,870	411,746	4,617,990
WLC-169	104.3	7.7	75.4	3,229	7,600	411,749	4,617,748
WLC-170	79.9	9.1	55.9	3,326	7,140	411,685	4,617,986
WLC-171	95.2	9.0	70.5	3,328	7,850	411,685	4,617,744
WLC-172	92.1	4.9	72.2	3,086	7,470	411,686	4,617,869
WLC-173	75.3	5.2	56.4	3,505	6,190	411,622	4,617,996
WLC-174	83.0	6.6	59.6	3,379	8,070	411,690	4,617,929
WLC-175	86.0	6.7	59.0	3,362	7,230	411,497	4,617,743
WLC-176	82.9	6.7	65.9	3,258	6,910	411,629	4,617,933
WLC-177	88.8	5.3	71.2	3,292	6,900	411,501	4,617,814
WLC-178	87.5	4.5	73.9	3,065	6,730	411,627	4,617,875
WLC-179	92.1	11.7	64.9	3,413	6,980	411,620	4,617,808
WLC-180	140.9	7.6	79.7	3,206	6,260	413,412	4,617,807
WLC-181	30.7	19.0	1.5	1,570	1,570	412,811	4,618,200
WLC-182	30.5	23.3	7.2	418	660	412,818	4,618,546
WLC-183	30.5	17.8	7.1	1,992	2,350	413,414	4,617,430
WLC-184	37.2	13.4	7.5	2,288	2,670	411,443	4,617,292
WLC-185	95.0	30.2	1.1	1,740	1,740	413,407	4,618,532
WLC-186	86.0	2.1	62.0	3,253	7,760	411,253	4,618,319
WLC-187	101.3	8.0	59.9	3,349	7,080	411,554	4,617,742
WLC-188	63.2	8.8	47.8	3,565	6,810	411,435	4,618,220
WLC-189	97.0	9.6	69.9	3,267	7,070	411,561	4,617,808
WLC-190	74.5	5.1	59.0	3,281	6,130	411,192	4,618,354
WLC-191	98.2	5.8	68.1	3,369	7,300	411,558	4,617,864
WLC-192	92.1	7.8	61.1	3,229	6,200	411,251	4,618,229
WLC-193	104.3	12.2	69.8	3,200	7,200	411,617	4,617,751

Hole	Total	Overburden	Length (m)	Average	Maximum Li	Easting	Northing
	Depth (m)	(m)	>1,334 ppm Li	Li (ppm)	(ppm)
WLC-194	110.3	12.1	69.3	3,491	7,730	411,250	4,618,170
WLC-195	70.7	5.8	44.9	3,559	7,380	411,363	4,618,053
WLC-196	116.4	14.7	72.1	3,470	7,270	411,180	4,618,169
WLC-197	92.4	3.5	62.6	3,200	6,790	410,397	4,618,123
WLC-198	79.8	13.8	45.8	3,155	6,480	411,247	4,618,045
WLC-199	115.7	15.9	69.9	3,381	8,160	410,412	4,618,187
WLC-200	73.8	2.3	29.0	3,476	6,670	410,649	4,617,482
WLC-201	61.6	2.8	42.1	3,373	6,120	409,939	4,618,572
WLC-202	61.6	8.9	31.6	3,869	7,250	409,614	4,618,640
WLC-203	131.5	11.5	63.0	3,235	7,010	410,242	4,618,324
WLC-204	113.0	0.0	76.5	3,020	6,550	410,283	4,618,187
WLC-205	124.1	18.2	64.3	3,156	6,700	410,096	4,618,649
WLC-206	104.2	3.5	63.5	3,037	5,640	410,237	4,618,667
WLC-207	123.6	31.5	72.3	3,309	6,940	410,251	4,618,509
WLC-208	69.2	14.2	30.5	3,687	6,190	409,762	4,618,613
WLC-209	18.4	4.9	7.2	2,864	3,650	412,299	4,617,945
WLC-210	18.3	5.2	6.4	2,564	3,860	412,282	4,617,941
WLC-211	18.3	4.3	5.2	2,855	3,320	412,267	4,617,938
WLC-212	18.3	5.2	5.5	2,679	3,720	412,237	4,617,932
WLC-213	18.4	8.5	4.1	2,685	2,980	412,222	4,617,928
WLC-214	18.3	10.5	4.4	2,669	2,960	412,207	4,617,926
WLC-215	18.3	13.3	2.0	2,782	3,070	411,997	4,617,901
WLC-218	18.3	6.7	1.5	2,718	2,820	411,440	4,617,857
WLC-219	18.3	6.7	1.5	2,860	2,860	411,439	4,617,888
WLC-220	18.3	8.8	2.4	3,161	3,700	411,439	4,617,903
WLC-221	18.3	8.8	2.7	2,679	2,690	411,440	4,617,916
WLC-222	18.3	9.8	2.1	3,038	3,300	411,458	4,617,932
WLC-223	18.3	6.7	3.2	2,622	2,900	411,473	4,617,932
WLC-224	18.3	8.5	1.4	2,870	2,920	411,486	4,617,933
WLC-225	18.3	7.0	4.6	2,286	2,580	411,493	4,617,860
WLC-226	18.3	7.3	2.3	2,709	2,760	411,497	4,617,889
WLC-227	18.3	8.2	4.0	2,820	2,940	411,498	4,617,904
WLC-228	18.3	8.2	4.3	2,885	3,320	411,500	4,617,918
WLC-229	18.3	8.2	2.3	2,884	3,370	411,517	4,617,934
WLC-230	18.3	9.5	1.8	3,310	3,590	411,543	4,617,915
WLC-231	18.3	11.3	3.4	2,976	3,180	411,547	4,617,899
WLC-232	18.3	6.1	2.9	2,929	3,680	411,554	4,617,880

Notes:

1.

Holes drilled but not assayed include: LNC-049 through LNC-056, LNC-086, LNC-129, WLC-038, WLC-039, WLC- 216, WLC-217. These holes were assigned null values and therefore not used in the Mineral Resource estimation.

2.

Holes with no intercepts above the cut-off grade of 1,334 ppm Li were primarily drilled into volcanic rock. These holes are used in the Mineral Resource estimation: LNC-005, LNC-006, LNC-007, LNC-095, LNC-103, LNC-110, LNC-119, LNC-127, LNC-132, LNC-138, WLC-019, and WLC-182.

3.	Holes removed from use in estimation due to twinned drilling include: LNC-002, LNC-012, LNC-110, LNC-081, WLC- 040, WLC-076 and WLC-183.
4.	All holes except WLC-058 and LNC-083 are drilled vertically (WLC-058 Az:180º Dip:-70º, LNC-083 Az:180º Dip:-60º)
5.	The resource mineralization is sub-horizontal and interval thickness represent true thickness.
6.	Average Lithium grades shown represent true averages with no high-grade nugget or vein effect from short high grade intervals.